P.E. 1/21/02

02014501

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the period from January 9, 2002 to January 21, 2002

Metallica Resources Inc.
(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ______________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: January 21, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A:	Press release No. 02-02 dated January 21, 2002
Exhibit B:	Material Change Report Dated January 21, 2002

METALLICA
RESOURCES INC

Exhibit A

PRESS RELEASE

Press Release No. 02-01

METALLICA RESOURCES REPORTS EARLY EXERCISE OF AN EL MORRO PURCHASE OPTION AND COMMENCEMENT OF DRILLING PROGRAM

Denver, CO, January 21, 2002 - Metallica Resources Inc. (TSE: MR, OTCBB: METLF) announces that Noranda Inc, on behalf of Metallica, has prepaid the final payment to purchase the Cantarito and Tronquito mining properties that was originally due on June 4, 2002. This US$1,225,000 payment gives Metallica 100 percent ownership of the properties subject to a two percent Net Smelter Return (NSR) royalty. Metallica may elect to buy the NSR royalty down to one percent by paying US$500,000 to the property vendor prior to June 4, 2003. These two properties, of which a significant amount is located within the La Fortuna area, cover approximately 305 hectares and are part of the El Morro copper-gold project in Chile.

The El Morro property is subject to a Joint Venture Agreement between Noranda and Metallica. Under the terms of the agreement, Noranda can earn a 70 percent interest in the property by making aggregate exploration and development expenditures of $10 million over a six-year period beginning September 1999 and a payment to Metallica of $10 million in September 2005. In addition, Noranda is obligated to complete a bankable feasibility study on the project by September 2007. After Noranda has earned its 70 percent interest, Metallica has a one-time election to have Noranda provide 70 percent of Metallica's 30 percent share of the development costs. Effectively, Noranda will provide 91 percent of the capital and Metallica 9 percent.

Drilling at El Morro is scheduled to begin the week of January 21, 2002 with the first results expected within approximately six weeks. As previously reported, Noranda intends to complete a minimum of 7,500 meters of core drilling and 5,000 meters of reverse circulation rotary drilling during this campaign. The program will commence with two core drills and one rotary drill, adding additional drills if necessary.

Prior to commencing the 2002 drilling campaign, Noranda completed a number of important activities critical to the advancement of the project. This included re-negotiating an access and surface rights agreement to the El Morro project with the local community and establishing an all-weather camp at the site. In addition, a DIA was submitted and approved by the Chilean Environmental Agency – CONAMA - for a three-year exploration program.

Ritch Hall, President and CEO of Metallica, stated that "By prepaying the last payment on the Cantarito and Tronquito purchase options, Noranda has once again demonstrated its strong support for, and belief in, the El Morro project. We anxiously await the results of this years drilling program."

Metallica Resources is a Canadian precious and base metal exploration and development company

focused on the Americas. It is well funded and currently has 28.5 million common shares outstanding. Please visit Metallica's website at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

Exhibit B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1. Reporting Issuer:

Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 2. Date of Material Change

January 21, 2002

Item 3. Press Release

The press release attached as Exhibit "A" was released over Business Wire in the United States and BCE Emergis News Wire in Canada on January 21, 2002 pursuant to section 75(1) of the Act.

Item 4. Summary of Material Change

Metallica Resources Inc. announces that Noranda Inc. has prepaid the final US$1,225,000 payment to purchase the Cantarito and Tronquito mining properties at Metallica's El Morro project in Chile. The payment was not due and payable until June 4, 2002. Noranda intends to begin a 12,500-meter drilling program at the El Morro project during the week of January 21, 2002, and anticipates initial drilling results in approximately six weeks. Noranda can earn a 70% interest in the El Morro project by making exploration and development expenditures of US$10 million over a six-year period beginning September 1999 and a payment to Metallica of US$10 million in September 2005. Noranda is also obligated to complete a bankable feasibility study on the project by September 2007.

Item 5. Full Description of Material Change

The material change is described in the press release attached as Exhibit "A".

Item 6. Reliance on Section 75(3) of the Act

not applicable

Item 7. Omitted Information

not applicable

Item 8. **Senior Officers**

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on January 21, 2002.

"Richard J. Hall"
Richard J. Hall, President & CEO